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FILE NO: 55003.19
March 31, 2006
VIA EDGAR
Mr. Owen Pinkerton, Esq.
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Asset Capital Corporation, Inc.
Registration Statement on Form S-11 Pre-Effective Amendment No. 1 filed on
February 7, 2006
Registration No. 333-129087
Dear Mr. Pinkerton:
As counsel to Asset Capital Corporation, Inc., a Maryland corporation (“ACC Inc.” or the “Company”), we hereby supplement our responses in our letter dated March 23, 2006 to comments 37, 38 and 39 of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 23, 2006. The Company intends to transmit a separate letter setting forth responses to the Staff’s remaining comments in the February 23, 2006 letter concurrently with the filing of Pre-Effective Amendment No. 2 to the Company’s Registration Statement, which the Company anticipates filing within the next two weeks.
As a result of our discussions with the Staff on Friday March 24, 2006, the Company’s auditors, BDO Seidman, LLP, discussed the accounting for the Company’s formation with their national office. The Company and its auditors continue to believe that the Company has accounted for its formation transactions in accordance with generally accepted accounting principles, and the Company would like to further clarify its previous response to Comment 37 of your letter dated February 23, 2006. We respectfully request that you consider the following supplemental information that we believe helps clarify our prior response:

Mr. Owen Pinkerton, Esq.
March 31, 2006

We have accounted for the formation transaction as a reorganization of entities with mirrored ownership (i.e., a transaction without substance). We believe the grant of shares to Messrs. Houle and Johnson should be accounted for as compensation expense and in no way changes our conclusion that ACC, LLC, ACM and ARV/ACC Engineering are entities with identical ownership.
The formation of ACC Inc., as well as the June 30, 2005 private placement, were predicated on the commitment by ACC Inc.’s founders to contribute all of the net assets in ACC, LLC, ACM and ARV/ACC Engineering. Prior to March 2005, the founders engaged counsel, an underwriter, and auditors to accomplish the proposed transactions.
ACC Inc. was formed on March 31, 2005 by its founders, Messrs. Minshall, Fernau and LeBlanc. From its inception date through June 30, 2005, ACC Inc. did not have any operations. The founders each owned a one-third interest in ACC, LLC, ACM, and ARV/ACC Engineering. The founders desired to combine all of the net assets in these three entities and to raise capital through a private placement and a subsequent public offering of securities. The founders could have structured the formation transaction in a variety of ways. Regardless of the structure, the intent was to have the founders serve as senior management of ACC Inc. through and subsequent to its initial public offering. The founders structured the initial formation transactions primarily based on tax considerations.
On March 31, 2005, ACC Inc. issued shares to the founders and to Mr. Houle and in April 2005, ACC Inc. issued shares to Mr. Johnson. Messrs. Houle and Johnson were not founders. They did not participate in negotiating the structure of the formation transactions or in the contribution of the founders’ net assets. In fact, the issuance of shares to Messrs. Houle and Johnson were not substantive. The shares had no value at the time of issuance or prior to the completion of the private placement. Since ACC Inc. had less than $300 and no operations at that time, the shares issued to Messrs. Houle and Johnson did not evidence ownership of anything of value. Mr. Johnson accepted these shares as an inducement of employment knowing they would only have value if the private placement and contribution of interests was successful. Mr. Houle also accepted these shares as compensation with the same knowledge. Upon the closing of the private placement, the Company accounted for the issuance of these shares as compensation.
The Company assessed the facts discussed above based on FASB Technical Bulletin 85-5 and Donna Coallier’s speech of December 1997. Based on its review of the facts and discussions with its auditors, the Company continues to believe the contribution of the founders’ net assets to ACC Inc., pursuant to the commitment described above, is a transaction without substance.

Mr. Owen Pinkerton, Esq.
March 31, 2006

As a result, the contributions of all of the net assets of ACC, LLC, ACM and ARV/ACC Engineering to the newly formed entity are recorded at historical basis. The financial statements of ACC Inc. were retroactively restated for the contribution of the founders’ net assets. The non-controlling interests were shown as minority interests until the contributions of the predecessor LLCs were completed. Upon completion of each contribution, the non-controlling interests were stepped-up to fair value. The Company continues to believe the issuance of shares to Houle and Johnson in no way impacts this conclusion.
Summarized below is a timeline of the pertinent events and attached as Exhibit A is a chart that also depicts the continuous control of ACC Inc. and its predecessor ACC LLC by the founders.
•	Pre-March 2005: Founders agree to restructure their interests into a form that would enable them to raise new equity capital and eventually go public by contributing these interests to a Newco.

•	March 2005:
     (i) ACC Inc., a shell company which holds nothing, is formed;
     (ii) The founders purchase shares for nominal consideration and agree to contribute all of the net assets in the ACC, LLC, ACM and ARV/ACC Engineering contingent on the private placement. ACC, LLC owns the managing member interests in each of the Predecessor LLCs;
     (iii) The founders negotiate the terms of the private placement;
     (iv) The founders irrevocably agree to contribute all of the net assets in ACM, ARV/ACC Engineering and the Predecessor LLCs and ACC, LLC irrevocably agrees to contribute its managing member interest in the Predecessor LLCs to ACC Inc. upon the completion of the private placement. The contribution of the founders’ net assets and of ACC, LLC’s managing member interests in the Predecessor LLCs is also conditioned upon the resolution of certain bank and other mechanical technicalities, which are not considered to be material contingencies;
     (v) The founders commenced negotiations with the non-controlling members of the Predecessor LLCs for the contribution of their interests. The non-controlling members

Mr. Owen Pinkerton, Esq.
March 31, 2006

subsequently agreed to exchange their non-controlling interests for cash or shares of ACC Inc. contingent upon completion of the private placement; and
     (vi) The founders issue shares of ACC Inc. to Houle for nominal consideration for past services (cheap stock) which have no value unless the private placement closes.
•	April 2005: The Company hires Mr. Johnson as chief financial officer and issues 43,334 shares to him for nominal consideration which also have no value unless the private placement closes.

•	June 2005: The private placement closes on June 30, 2005, and the founders complete the contribution of all of the net assets in ACM and ARV/ACC Engineering to ACC Inc.

•	July 2005-February 2006: The founders’ interests and ACC, LLC’s interests in the Predecessor LLCs are contributed to ACC Inc. in exchange for shares of ACC Inc. common stock and the non-controlling members’ interests in the Predecessor LLCs are contributed to ACC Inc. in exchange for shares of ACC Inc. common stock or cash. The fact that the contributions occurred over a period of time in no way impacts the Company’s conclusion that the formation transactions were without substance.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,
/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Charito A. Mittelman, Esq.
Steven Jacobs
Josh Forgione
Peter C. Minshall

EXHIBIT A